Lux Health Tech Acquisition Corp.

920 Broadway, 11th Floor

New York, NY 10010

August 31, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:Babette Cooper

Wilson Lee

Office of Real Estate & Construction

Re: Lux Health Tech Acquisition Corp.

Form 10-K for the Fiscal Year Ending December 31, 2021

Filed March 30, 2022

File No. 001-39657

To the addressees set forth above:

This letter sets forth the response of Lux Health Tech Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in its comment letter dated August 12, 2022 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ending December 31, 2021 (the “Form 10-K”) filed with the Commission on March 30, 2022.

For your convenience, we have reproduced the comment of the Staff exactly as given in the Comment Letter in bold and italics below and set forth below the comment the Company’s response.

Form 10-K for the Fiscal Year Ending December 31, 2021

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Securities and Exchange Commission

August 31, 2022

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the sponsor is ultimately controlled by two U.S. citizens who are not dual citizens.  The sponsor is therefore not controlled by, nor does it have any substantial ties with, any foreign person or entity. Should CFIUS issues arise with respect to a business combination to which the Company is a party in the future, the Company will be mindful to include any prudent CFIUS-related disclosure in filings with the SEC related to such transaction.

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Securities and Exchange Commission

August 31, 2022

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Lux Health Tech Acquisition Corp.

By: /s/ Segolene Scarborough

Name: Segolene Scarborough

Title:Chief Financial Officer and Treasurer

Cc:Ryan J. Maierson, Latham & Watkins LLP

Ryan J. Lynch, Latham & Watkins LLP